Exhibit 4.23
Summary of Lease Agreement By and Among Gav Yam Caesarea Ltd. and Elbit Vision Systems Ltd.

Note: this summary does not contain a full or direct translation of the terms of the original Hebrew-language lease agreement, and is designated solely for the purpose of providing a general presentation of such agreement.

On June 7, 2010, Gav Yam Caesarea Ltd. (the "Lessor") and Elbit Vision Systems Ltd. (the "Lessee") entered into a lease agreement (the "Agreement") as further elaborated below.

Leased Premises:

The following real-estate, located at the Business and Industrial Park (North), Caesarea, Israel (the "Industrial Park"): (i) a building in the size of 611 square meters (the "Building") and a gallery in the size of 170 square meters (the "Gallery"); and (ii) a common courtyard adjacent to the Building (the "Courtyard" and collectively with Building and Courtyard: the "Leased Premises").

Term of Lease:

The lease is for a term of forty-eight (48) months, from July 1, 2010 to June 30, 2014 (the "Lease Period") and an additional forty-eight (48) months option period (the "Option" and the "Option Period", respectively), which shall be automatically exercised following the lapse of the Lease Period, provided that the Lessee has not provided Lessor with a prior notice of not exercising the Option.

Purpose of the Lease:

The Leased Premises are to be used for the purpose of the "High-Tech industry" (the "Purpose").

Consideration:

During the term of the Lease Period, the Lessee shall pay in consideration for the Leased Premises a total amount of NIS 20,099 + management fees + VAT, per month, as follows:

1.	In consideration for leasing the Building – a total amount of NIS 17,719 + VAT, per month;

2.	In consideration for leasing the Gallery – a total amount of NIS 2,380 + VAT, per month; and

3.
Management fees in the total amount of NIS 120 per square meter + VAT, per month, for the provision of certain management and maintenance services provided by the Company for the Development of Caesarea Edmond de Rotchild Ltd. (the "Development Company").

The total Consideration shall be linked to the Israeli Consumer Price Index, and the Consumer Price Index published by Israel's Central Bureau of Statistics on May 15, 2010 shall be used as the base index.

In the event that the Option is exercised, a one-time increase of 6% to the Consideration shall apply with respect to the Option Period.

Termination of the Lease Agreement:

The Lessor may immediately terminate the Agreement upon: (i) the Lessee's use of the Leased Premises not in accordance with Purpose; (ii) an unauthorized transfer or assignment of the Lessee's rights in the Leased Premises to a third party; or (iii) the Lessee's failure to pay any due amount to the Lessor within thirty (30) days of its due date.

Liability for Injury, Damage or Loss:

The Lessee shall be liable for any injury, damage or loss to the body or property of any person or corporation, caused by his act or omission in, or in connection with, the Leased Premises and shall be held liable and indemnify the Lessor, its employees or any other party for such expenses, damages or incurred due to injuries caused in relation with the Lessee's activities in the Leased Premises.

Insurance and Indemnity:

The Lessee shall maintain such standard practice insurance policies as required by any applicable law and as customary with respect to the Lessee's operations.

Easement:

The Development Company has the right to transfer, or permit others to transfer, through the Leased Premises, tubes, lines and systems of water, gas, sewer, telephone etc., and to do and permit others to do anything which it deems necessary with respect thereto. In addition, the Lessee shall allow the Development Company to perform certain development projects, including pavement of roads, installing sidewalks, installing water supply systems etc.

Letter of Undertaking:

The Lessee signed a letter of undertaking in favor of the Development Company, under which is undertook not to do any unauthorized use of the Leased Premises.

In addition, the Development Company shall provide the Lessee with certain management services with respect to the public property in the Industrial Park under the Affidavit, including guarding services, advertisement services, insurance services, cleaning and maintenance services etc, all as shall be determined in its sole discretion.